UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

ORBSAT CORP

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

68557F100

(CUSIP Number)

Scott V. Dols

5001 W. Lemon Street

Tampa, FL 33609

813-918-3174

 (Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 13, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

CUSIP No. 68557F100

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Scott V Dols – ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

FL

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

617,080

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

617,080

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

407,080

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.99%. (Based on 6,177,203 ________ shares outstanding as of March 17, 2021)

12	TYPE OF REPORTING PERSON*

IN

Item 1(a).	Name of Issuer:

ORBSAT CORP

Item 1(b).	Address of Issuer’s Principal Executive Offices:

18851 NE 29th Avenue, Suite 700

Aventura, FL 33180

Item 2(a).	Name of Person Filing.

This statement is being filed by Scott V Dols (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if None, Residence.

5001 W. Lemon Street

Tampa, FL 33609

Item 2(c).	Citizenship.

United States

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number.

68557F100

Item 3.	Type of Person

IN

Item 4.	Ownership.

(a) Amount beneficially owned: 617,080

(b) Percent of class: 9.99%. (Based on 6,177,203 shares of the Company’s common stock outstanding as of March 17, 2021).

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 617,080

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 617,080

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2021	/s/ Scott V. Dols
Scott V. Dols